Filed by: Teva Pharmaceutical Industries Limited
                              Pursuant to Rule 425 under the
                              Securities Act of 1933 and deemed filed
                              pursuant to Rule 14a-12 under the
                              Securities Exchange Act of 1934
                              Subject Companies: Ivax Corporation
                              Commission File No. 001-09623


[GRAPHIC OMITTED]
TEVA PHARMACEUTICALS USA
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Administrative Offices:
TEVA PHARMACEUTICALS USA
1090 Horsham Road, PO Box 1090
North Wales, PA 19454-1090
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Phone: (215) 591 3000
FAX: (215) 591 8600


December 22, 2005

Dear Option Holder:

Concurrent with the effective date of the merger contemplated by the Agreement and Plan of Merger by and among IVAX Corporation, Teva Pharmaceutical Industries Limited ("Teva") and other parties, Teva will assume the IVAX Stock Option Plans together with all of the outstanding options granted under the Plans.

In connection with the merger, all of the IVAX Options outstanding as of the effective time of the merger will become fully vested and will be converted to options (the "Teva Options") to purchase ordinary shares of Teva in the form of American Depositary Shares of Teva ("ADSs") evidenced by American Depositary Receipts. The ADSs are traded on the Nasdaq National Market ("NASDAQ"). The IVAX options will be converted to Teva Options using the exchange rate of .8471 as defined in the joint proxy/prospectus and the exercise price shall be correspondingly adjusted.

Other than as noted above, your converted Teva Options will continue to have the same terms and conditions (including option periods and expiration dates) under the applicable Plan and remain subject to the agreement pursuant to which your original IVAX Option was granted.

In connection with the conversion, new trading accounts must be established with Merrill Lynch. All current option holders must complete the enclosed Stock Option Exercise and Sell Account Form in order to open an account with Merrill Lynch. Submission of the completed form by itself does not indicate your intention to exercise your options or to sell the resulting stock at this time. Option holders who do not open an account with Merrill Lynch will not be able to exercise options after the merger completion date until an account is opened. The attached procedure for exercising options will be in effect upon the completion of the merger transaction, subject to any blackout periods in connection with the conversion of IVAX options to Teva options.

Please review the enclosed procedure and complete the Option Exercise and Sell Account Form and return it to Merrill Lynch to expedite the establishment of your new stock option account.

Sincerely,

/s/ Joyce L. Hawkins

Joyce L. Hawkins
Senior Director, Shared Services
Human Resources